CORRESPONDENCE

A4S SECURITY, INC.
489 N. DENVER AVENUE
LOVELAND, CO 80537

June 21, 2005

VIA Facsimile and Overnight Delivery

Larry Spirgel
Derek B. Swanson
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Re:	A4S Security, Inc. (formerly known as A4S Technologies, Inc.) Amendment No. 1 to Form SB-2 filed June 3, 2005 File No. 333-124238

Dear Messrs. Spirgel and Swanson:

        The following is in response to your comment letter dated June 17, 2005 in the referenced matter. For ease of reference, each comment in your letter has been repeated and followed by our response in italics.

Form SB-2

General

1.	We note that you have included the resale registration of 194,471 shares underlying bridge warrants. However, because this transaction is unrelated to your initial public offering, the resale offering should be registered in a separate registration statement. Please revise accordingly.

We have removed the Selling Shareholder Prospectus and plan to register the resale offering in a separate registration statement.

Draft Exhibit 5.1

2.	Please revise the draft legal opinion to include counsel’s opinion that the options and warrants are binding obligations of the company under the applicable state law. In

Division of Corporation Finance
June 21, 2005
Page

addition, tell us in your response letter the significance of the assumption that “as to certain matters we have relied upon certificates and advice from various state authorities and public officials, and we have assumed the accuracy of the material and the factual matters contained herein.”Explain why it is appropriate for counsel not to independently verify this information.

The revised legal opinion has been included as Exhibit 5.1 to the Amendment. The language regarding reliance upon “certificates and advice from various state authorities and public officials” has been removed and an opinion added regarding the binding obligations of the Company.

Executive Compensation, page 41

Compensation of Directors, page 43

3.	Please disclose the amount of options granted to each director under the “Compensation of Directors” heading, instead of referring to the disclosure of the option grants in other sections of your prospectus.

We revised “Compensation of Directors” to include the options granted to our directors in 2004 and 2005.

        As discussed by our counsel with the Staff, we expect to file promptly a written request for acceleration of the effective date of the Registration Statement. Thank you in advance for consideration of our Amendment No.2 to the Form SB-2. We greatly appreciate your cooperation in processing this filing.

Sincerely, /s/ Michael Siemens Michael Siemens, President
cc:	Robert M. Bearman, Esq. David H. Drennen, Esq. David C. Roos, Esq. Marci M. Fulton, Esq.